UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TOWER INTERNATIONAL, INC.

(Name of Subject Company)

TOWER INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, $.01 par value per share

(Title of Class of Securities)

891826109

(CUSIP Number of Class of Securities)

James C. Gouin

Chief Executive Officer and President

Tower International, Inc.

17672 Laurel Park Drive North, Suite 400E

Livonia, Michigan 48152

(248) 675-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Peter H. Ehrenberg, Esq.

Kate Basmagian, Esq.

Robert Bee, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 262–6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Tower International, Inc., a Delaware corporation (“Tower”), with the U.S. Securities and Exchange Commission on August 15, 2019, relating to the tender offer by Tiger Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation, to purchase all of the outstanding shares of Tower’s Common Stock (the “Shares”) at a purchase price of $31.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting a new subsection titled “Completion of the Offer” as the last subsection in Item 8:

“The Offer and withdrawal rights expired as scheduled at the Expiration Time. Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer (the “Depositary”), has advised Parent and Purchaser that, as of the Expiration Time, 17,589,854 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)) had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 85.0% of the outstanding Shares. Accordingly, the Minimum Tender Condition to the Offer has been satisfied. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Time and will promptly pay for all such Shares in accordance with the Offer. In addition, the depositary has advised that, as of the Expiration Time, 278,888 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 1.3% of the outstanding Shares as of the Expiration Time.

As a result of its acceptance of the Shares tendered pursuant to the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, subject to the satisfaction of the remaining conditions set forth in the Offer to Purchase, Parent and Purchaser intend to complete the acquisition of the Company through the Merger, as promptly as practicable and without a meeting of the stockholders of the Company pursuant to Section 251(h) of the DGCL. At the Effective Time and as a result of the Merger, the Company will become a direct, wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, in the Merger, each Share that was issued and outstanding immediately prior to the Effective Time (other than any Shares (i) issued immediately prior to the Effective Time and that are held in treasury by the Company, (ii) issued and outstanding immediately prior to the Effective Time and that are owned, directly or indirectly, by the Company, Parent, Merger Sub (including any Shares acquired in the Offer) or any of their respective Subsidiaries, or (iii) issued and outstanding immediately prior to the Effective Time that are held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL and, as of the Effective Time, such holder has not timely withdrawn its demand for appraisal or failed to perfect or otherwise waived or lost its right of appraisal pursuant to the DGCL with respect to such Shares) will be converted automatically into and will thereafter represent only the right to receive $31.00 in cash, net of applicable withholding, without interest (which is the same amount per Share paid in the Offer). Following the Merger, all Shares will be delisted from NYSE and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 30, 2019	Tower International, Inc.

By: /s/ James C. Gouin
Name: James C. Gouin
Title: Chief Executive Officer and President